                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)
                              (Amendment No. 7)(1)


                            U.S.B. Holding Co., Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    902910108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |X|      Rule 13d-1 (b)
                  |_|      Rule 13d-1 (c)
                  |_|      Rule 13d-1 (d)


----------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 16 Pages

----------------------------------------------------------------------------------------------------------------------

---------------------                                                                             --------------------
 CUSIP NO. 902910108                                        13G                                    PAGE 2 OF 16 PAGES
---------------------                                                                             --------------------

----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    1
            U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (with 401(k) provisions)
            (EIN No. 36-3197969)
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a)  |_|
    2                                                                                       (b)  |_|

----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
    3

----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OR ORGANIZATION
    4       Organized under the laws of New York

----------------------------------------------------------------------------------------------------------------------
                              5      SOLE VOTING POWER
                                     None (see Item 4)
     NUMBER OF          ----------------------------------------------------------------------------------------------
       SHARES                 6      SHARED VOTING POWER
    BENEFICIALLY                     33,421 shares (see Item 4)
      OWNED BY          ----------------------------------------------------------------------------------------------
        EACH                  7      SOLE DISPOSITIVE POWER
     REPORTING                       688,477 shares (see Item 4)
    PERSON WITH         ----------------------------------------------------------------------------------------------
                              8      SHARED DISPOSITIVE POWER
                                     844,271 shares (see Item 4)
----------------------------------------------------------------------------------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,532,748 shares (see Item 4)
----------------------------------------------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   10      CERTAIN SHARES*                                                                       |_|

----------------------------------------------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   11
           8.3% (see Item 4)

----------------------------------------------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
   12
           EP

----------------------------------------------------------------------------------------------------------------------
                                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                             Page 2 of 16 Pages

----------------------------------------------------------------------------------------------------------------------

----------------------                                                                            --------------------
 CUSIP NO.  902910108                                       13G                                    PAGE 3 OF 16 PAGES
----------------------                                                                            --------------------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    1
            Steven T. Sabatini
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a)  |_|
    2                                                                                       (b)  |_|

----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
    3

----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OR ORGANIZATION
    4       United States

----------------------------------------------------------------------------------------------------------------------
                                     SOLE VOTING POWER
                              5      347,003 shares (inclusive of 251,152 shares issuable upon exercise of vested stock options; see Item 4)
       NUMBER OF        ----------------------------------------------------------------------------------------------
         SHARES               6      SHARED VOTING POWER
      BENEFICIALLY                   33,421 shares (see Item 4)
        OWNED BY        ----------------------------------------------------------------------------------------------
          EACH                       SOLE DISPOSITIVE POWER
       REPORTING              7      316,154 shares (inclusive of 251,152 shares issuable upon exercise of vested
      PERSON WITH                    stock options; see Item 4)
                        ----------------------------------------------------------------------------------------------
                              8      SHARED DISPOSITIVE POWER
                                     1,541,812 shares (see Item 4)
----------------------------------------------------------------------------------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,857,966 shares (see Item 4)
----------------------------------------------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   10      CERTAIN SHARES*                                                                       |_|

----------------------------------------------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   11
           9.9% (see Item 4)
----------------------------------------------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
   12
           IN
----------------------------------------------------------------------------------------------------------------------
                                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                             Page 3 of 16 Pages

----------------------------------------------------------------------------------------------------------------------

----------------------                                                                            --------------------
 CUSIP NO.  902910108                                       13G                                    PAGE 4 OF 16 PAGES
----------------------                                                                            --------------------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    1
            Kevin Plunkett
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a)  |_|
    2                                                                                       (b)  |_|

----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
    3

----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OR ORGANIZATION
    4       United States

----------------------------------------------------------------------------------------------------------------------
                                    SOLE VOTING POWER
                             5      42,133 shares (inclusive of 28,851 shares issuable upon exercise of vested stock options; see Item 4)
       NUMBER OF        ----------------------------------------------------------------------------------------------
         SHARES              6      SHARED VOTING POWER
      BENEFICIALLY                  33,421 shares (see Item 4)
        OWNED BY        ----------------------------------------------------------------------------------------------
          EACH                      SOLE DISPOSITIVE POWER
       REPORTING             7      42,133 shares (inclusive of 28,851 shares issuable upon exercise of vested stock
      PERSON WITH                   options; see Item 4)
                        ----------------------------------------------------------------------------------------------
                             8      SHARED DISPOSITIVE POWER
                                    1,532,748 shares (see Item 4)
----------------------------------------------------------------------------------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,574,881 shares (see Item 4)
----------------------------------------------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   10      CERTAIN SHARES*                                                                       |_|

----------------------------------------------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           8.5% (see Item 4)
----------------------------------------------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
   12
           IN
----------------------------------------------------------------------------------------------------------------------
                                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                             Page 4 of 16 Pages

----------------------------------------------------------------------------------------------------------------------

----------------------                                                                            --------------------
 CUSIP NO.  902910108                                       13G                                    PAGE 5 OF 16 PAGES
----------------------                                                                            --------------------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    1
            Catherine Martini
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a)  |_|
    2                                                                                       (b)  |_|

----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
    3

----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OR ORGANIZATION
    4       United States

----------------------------------------------------------------------------------------------------------------------
                                     SOLE VOTING POWER
                              5      13,207 shares (inclusive of 6,469 shares issuable upon exercise of vested stock options; see Item 4)
       NUMBER OF        ----------------------------------------------------------------------------------------------
         SHARES               6      SHARED VOTING POWER
      BENEFICIALLY                   33,421 shares (see Item 4)
        OWNED BY        ----------------------------------------------------------------------------------------------
          EACH                7      SOLE DISPOSITIVE POWER
       REPORTING                     6,469 shares (upon exercise of vested stock options; see Item 4)
      PERSON WITH       ----------------------------------------------------------------------------------------------
                              8      SHARED DISPOSITIVE POWER
                                     1,532,748 shares (see Item 4)
----------------------------------------------------------------------------------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,539,217 shares (see Item 4)
----------------------------------------------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   10      CERTAIN SHARES*                                                                       |_|

----------------------------------------------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           8.3% (see Item 4)
----------------------------------------------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
   12
           IN
----------------------------------------------------------------------------------------------------------------------
                                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                             Page 5 of 16 Pages

----------------------------------------------------------------------------------------------------------------------

----------------------                                                                            --------------------
 CUSIP NO.  902910108                                       13G                                    PAGE 6 OF 16 PAGES
----------------------                                                                            --------------------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    1
            Suzanne Asaro
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  |_|
    2                                                                                          (b)  |_|

----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
    3

----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OR ORGANIZATION
    4       United States

----------------------------------------------------------------------------------------------------------------------
                                     SOLE VOTING POWER
                              5      24,049 shares (inclusive of 4,620 shares issuable upon exercise of vested stock
       NUMBER OF                     options; see Item 4)
         SHARES         ----------------------------------------------------------------------------------------------
      BENEFICIALLY            6      SHARED VOTING POWER
        OWNED BY                     33,421 shares (see Item 4)
          EACH          ----------------------------------------------------------------------------------------------
       REPORTING              7      SOLE DISPOSITIVE POWER
      PERSON WITH                    4,620 shares (upon exercise of vested stock options; see Item 4)
                        ----------------------------------------------------------------------------------------------
                              8      SHARED DISPOSITIVE POWER
                                     1,537,368 shares (see Item 4)
----------------------------------------------------------------------------------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,537,368 shares (see Item 4)
----------------------------------------------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   10      CERTAIN SHARES*                                         |_|

----------------------------------------------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           8.3% (see Item 4)
----------------------------------------------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
   12
           IN
----------------------------------------------------------------------------------------------------------------------
                                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                             Page 6 of 16 Pages

INTRODUCTION

         The Plan named in Item 2 below is hereby filing this Schedule 13G as a qualified employee benefit plan under Rule 13d-1(b)(1). According to Rule 13d-1(f), where two or more persons are required to file a statement with information concerning the same securities they may file jointly as long as all persons in the group are eligible to file the form separately. However, in order to avoid needless repetition in filing and to promote administrative efficiency, the Commission staff has taken the position that individuals who are the beneficial owners of more than 5% of a class of securities may file jointly with an eligible entity within their control where each individual owns, directly or through an ineligible entity, less than 5% of the class and has no intention of influencing or changing the control of the issuing company. See Fayez Sarofim, 1979-1980 FED. SEC. L. REP.P. 82,312 (1979); Gabelli Group, Inc., Release No. 34-26005 (August 17, 1988); Warren E. Buffet and Berkshire Hathaway, Inc. (December 5, 1986). In reliance upon this position, the Trustees named in Item 2 below hereby join with the Plan in the filing of this Schedule 13G.


ITEM 1(a). NAME OF ISSUER:

         This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), issued by U.S.B. Holding Co., Inc. (the "Company").


ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         The principal executive offices of the issuer are located at c/o Union State Bank, 100 Dutch Hill Road, Orangeburg, New York 10962.



                               Page 7 of 16 Pages

ITEM 2(a). NAME OF PERSON FILING:

         This statement is being filed by the U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (with 401(k) provisions) (the "Plan") and Steven T. Sabatini, Kevin Plunkett, Catherine Martini and Suzanne Asaro, who are the trustees of the Plan (collectively referred to as the "Trustees"). The Plan was established to hold the assets contributed by the Company and its participating employees under the provisions contained therein.


ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         The principal business address of each of the Plan and the Trustees (Messrs. Sabatini and Plunkett, Ms. Martini and Ms. Asaro) is c/o Union State Bank, 100 Dutch Hill Road, Orangeburg, New York 10962.


ITEM 2(c). CITIZENSHIP:

         The Plan is organized under the laws of New York State. Messrs. Sabatini and Plunkett, Ms. Martini and Ms. Asaro are all citizens of the United States.


ITEM 2(d). TITLE OF CLASS OF SECURITIES:

         The title of the class of securities to which this report relates is Common Stock.


ITEM 2(e). CUSIP NUMBER:

         The CUSIP number of the Common Stock is 902910108.


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

   (a)  |_| Broker or dealer registered under Section 15 of the Exchange Act;

   (b)  |_| Bank as defined in Section 3(a)(6) of the Exchange Act;

   (c)  |_| Insurance company as defined in Section 3(a)(19) of the Exchange
            Act;

   (d) |_| Investment company registered under Section 8 of the Investment Company Act;

                               Page 8 of 16 Pages

   (e)  |_| An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

   (f) |X| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

   (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

   (h) |_| A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act;

   (i) |_| A church plan that is excluded from the definition of an investment company under Section 3 (c) (14) of the Investment Company Act;

   (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

   If this statement is filed pursuant to Rule 13d-1(c), check this box.  |_|


ITEM 4. OWNERSHIP

         (a)-(b)  Amount beneficially owned/Percent of class:
                  ------------------------------------------

         The number of shares of Common Stock, and the approximate percentage of all issued and outstanding shares of Common Stock directly held by each of the Plan and the Trustees as of December 31, 2002 were as follows:

        Reporting              Number of Shares            Percentage of
        Person                Beneficially Owned       Outstanding Shares (1)
        ---------             ------------------       ----------------------

        Plan                     1,532,748                      8.3%
        Mr. Sabatini             1,857,966 (2)                  9.9%
        Mr. Plunkett             1,574,881 (3)                  8.5%
        Ms. Martini              1,539,217 (4)                  8.3%
        Ms. Asaro                1,537,368 (5)                  8.3%


       (1) Based upon 18,501,580 shares of Common Stock issued and outstanding as of December 31, 2002, plus the aggregate number of shares, if any, which the Reporting Person has the right to acquire within 60 days pursuant to the exercise of options, warrants or other convertible securities held by such Reporting Person.


                               Page 9 of 16 Pages

          (2) This amount includes: (i) 1,532,748 shares of Common Stock held by the Plan; (ii) 9,064 shares of Common Stock held by the Company's Key Employees' Supplemental Investment Plan (the "KESIP") and allocated to Mr. Sabatini; (iii) 65,002 shares of Common Stock owned directly by Mr. Sabatini; and (iv) vested employee stock options to purchase 251,152 shares of Common Stock held by Mr. Sabatini. The 347,003 shares of Common Stock beneficially owned by Mr. Sabatini other than through the Plan as a Trustee (but inclusive of the 21,785 KSOP shares allocated to Mr. Sabatini under the Plan) represent approximately 1.9% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options held by Mr. Sabatini).

          (3) This amount includes: (i) 1,532,748 shares of Common Stock held by the Plan; (ii) 13,282 shares of Common Stock owned directly by Mr. Plunkett; and (iii) vested director stock options to purchase 28,851 shares of Common Stock held by Mr. Plunkett. The 42,133 shares of Common Stock beneficially owned by Mr. Plunkett other than through the Plan as a Trustee represent approximately 0.2% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options held by Mr. Plunkett).

          (4) This amount includes: (i) 1,532,748 shares of Common Stock held by the Plan; and (ii) vested employee stock options to purchase 6,469 shares of Common Stock held by Ms. Martini. The 13,207 shares of Common Stock beneficially owned by Ms. Martini other than through the Plan as a Trustee (but inclusive of the 6,738 KSOP shares allocated to Ms. Martini under the Plan) represent less than 0.1% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options held by Ms. Martini).

          (5) This amount includes: (i) 1,532,748 shares of Common Stock held by the Plan; and (ii) vested employee stock options to purchase 4,620 shares of Common Stock held by Ms. Asaro. The 24,049 shares of Common Stock beneficially owned by Ms. Asaro other than through the Plan as a Trustee (but inclusive of the 19,429 KSOP shares allocated to Ms. Asaro under the Plan) represent approximately 0.1% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options held by Ms. Asaro).


                               Page 10 of 16 Pages

    (c) Number of shares as to which such person has: (i) sole power to vote or direct the vote, (ii) shared power to vote or direct the vote,
         (iii) sole power to dispose or direct the disposition of, and (iv) shared power to dispose or direct the disposition of:

         Under the trust agreement pursuant to which the Plan has been constituted (the "Trust Agreement"), the Trustees have no voting power with respect to shares of Common Stock attributable to employer contributions which have been allocated to participants' accounts, or with respect to shares of Common Stock attributable to employee contributions. Under the Trust Agreement, the Trustees must vote such shares in accordance with the participants' directions. As of December 31, 2002, 1,499,327 shares of Common Stock owned by the Plan (collectively, the "KSOP Allocated Shares") were in this category. The Trust Agreement further provides that the Trustees shall vote any and all shares of Common Stock owned by the Plan which are attributable to employer contributions under the Plan and which have not been allocated to individual participants' accounts (collectively, the "ESOP Unallocated Shares"), in the same proportion or percentage as the Trustees are directed by the participants to vote the shares attributable to employer contributions that have been allocated to individual participants' accounts. As of December 31, 2002, 33,421 of the shares of Common Stock owned by the Plan were ESOP Unallocated Shares.

         Under the Trust Agreement, the Trustees have the sole power to dispose of shares of Common Stock owned by the Plan which are attributable to employer contributions other than matching contributions. The Trust Agreement requires such contributions to be invested "primarily" in Common Stock; subject to that requirement, the Trustees may select alternative investments. As of December 31, 2002, approximately 655,056 shares of Common Stock owned by the Plan (collectively, the "ESOP Allocated Shares") were attributable to non-matching


                               Page 11 of 16 Pages
employer contributions and the Trustees had sole power to dispose of the ESOP Allocated Shares. Under the terms of the Trust Agreement, the Trustees also have the sole power to dispose of the 33,421 ESOP Unallocated Shares.

         Contributions by employees under the Plan, together with matching contributions by the employer, are invested either in Common Stock or in a fund consisting of other securities, as each participant directs, subject to the consent of the Trustees. As of December 31, 2002, approximately 844,271 shares of Common Stock owned by the Plan (collectively, the "401(k) Shares") were attributable to employee contributions or matching employer contributions and the Trustees had shared power (with the respective participants) to dispose or direct the disposition of the 401(k) Shares.

         Mr. Sabatini: (i) has the sole power to vote or direct the vote of an aggregate of 347,003 shares of Common Stock (inclusive of the 65,002 shares of Common Stock directly owned by him, the 251,152 shares of Common Stock issuable upon the exercise of vested employee stock options held by him, 9,064 shares held by the KESIP and allocated to his account, and 21,785 of the KSOP Shares that are allocated to his account); (ii) may be deemed to have shared power to vote or direct the vote of the 33,421 ESOP Unallocated Shares; (iii) has sole power to dispose or direct the disposition of an aggregate of 316,154 shares of Common Stock (inclusive of the 65,002 shares of Common Stock directly owned by him and the 251,152 shares of Common Stock issuable upon the exercise of vested employee stock options held by him); and (iv) may be deemed to have shared power to dispose or direct the disposition of the 1,499,327 KSOP Allocated Shares, the 33,421 ESOP Unallocated Shares and the 9,064 shares held by the KESIP and allocated to his account.


                               Page 12 of 16 Pages

         Mr. Plunkett: (i) has the sole power to vote or direct the vote of an aggregate of 42,133 shares of Common Stock (inclusive of the 13,282 shares of Common Stock directly owned by him and the 28,851 shares of Common Stock issuable upon the exercise of vested director stock options held by him); (ii) may be deemed to have shared power to vote or direct the vote of the 33,421 ESOP Unallocated Shares; (iii) has sole power to dispose or direct the disposition of an aggregate of 42,133 shares of Common Stock (inclusive of the 13,282 shares of Common Stock directly owned by him and the 28,851 shares of Common Stock issuable upon the exercise of vested director stock options held by him); and
(iv) may be deemed to have shared power to dispose or direct the disposition of the 1,499,327 KSOP Allocated Shares and the 33,421 ESOP Unallocated Shares.

         Ms. Martini: (i) has the sole power to vote or direct the vote of an aggregate of 13,207 shares of Common Stock (inclusive of the 6,469 shares of Common Stock issuable upon the exercise of vested employee stock options held by her and 6,738 of the KSOP Shares that are allocated to her account); (ii) may be deemed to have shared power to vote or direct the vote of the 33,421 ESOP Unallocated Shares; (iii) has sole power to dispose or direct the disposition of the 6,469 shares of Common Stock issuable upon the exercise of vested employee stock options held by her; and (iv) may be deemed to have shared power to dispose or direct the disposition of the 1,499,327 KSOP Allocated Shares and the 33,421 ESOP Unallocated Shares.

         Ms. Asaro: (i) has the sole power to vote or direct the vote of an aggregate of 24,049 shares of Common Stock (inclusive of the 4,620 shares of Common Stock issuable upon the exercise of vested employee stock options held by her and 19,429 of the KSOP Shares that are allocated to her account); (ii) may be deemed to have shared power to vote or direct the vote of the 33,421 ESOP Unallocated Shares; (iii) has sole power to dispose or direct the disposition of



                               Page 13 of 16 Pages
the 4,620 shares of Common Stock issuable upon the exercise of vested employee stock options held by her; and (iv) may be deemed to have shared power to dispose or direct the disposition of the 1,499,327 KSOP Allocated Shares and the 33,421 ESOP Unallocated Shares.

         Note: The disclosures as to beneficial ownership of shares contained in this Item 4 are as of December 31, 2002 and therefore exclude transactions effected after that date.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         The Plan holds all of its shares of Common Stock on behalf of the participants in the Plan. Dividends paid on shares of Common Stock which are held in participants' accounts are either credited to their accounts or, at the election of the participants, paid directly to the participants. The proceeds from the sale of shares of Common Stock which are held in participants' accounts are likewise credited to their accounts. When a participant withdraws from the Plan, the vested portion of the participant's account is distributed to the participant.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.



                               Page 14 of 16 Pages

ITEM 10. CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.














                               Page 15 of 16 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2003               U.S.B. Holding Co., Inc. Employee Stock
                                       Ownership Plan (with 401(k) provisions)


                                       By: /s/ STEVEN T. SABATINI
                                          ------------------------------------
                                          Steven T. Sabatini,
                                          Trustee


                                       By: /s/ KEVIN PLUNKETT
                                          ------------------------------------
                                          Kevin Plunkett,
                                          Trustee


                                       By: /s/ CATHERINE MARTINI
                                          ------------------------------------
                                          Catherine Martini,
                                          Trustee


                                       By: /s/ SUZANNE ASARO
                                          ------------------------------------
                                          Suzanne Asaro,
                                          Trustee


                                       /s/ STEVEN T. SABATINI
                                       ---------------------------------------
                                       Steven T. Sabatini, Individually


                                       /s/ KEVIN PLUNKETT
                                       ---------------------------------------
                                       Kevin Plunkett, Individually


                                       /s/ CATHERINE MARTINI
                                       ---------------------------------------
                                       Catherine Martini, Individually


                                       /s/ SUZANNE ASARO
                                       ---------------------------------------
                                       Suzanne Asaro, Individually



                               Page 16 of 16 Pages